Mail Stop 4561

September 25, 2008

Seong Yong Cho
President and Chief Executive Officer
Joytoto USA, Inc.
3000 Scott Boulevard, Suite 206
Santa Clara, CA 95054

> **Re:** **Joytoto USA, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed September 25, 2008**
> **File No. 000-49933**

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (212) 930-9725</u>
Darrin Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP